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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                 For A Press Release Issued On December 3, 2001


                         COMMERCIAL CONSOLIDATORS CORP.
                 (Translation of Registrant's Name into English)


         5255 YONGE STREET, SUITE 1010, TORONTO, ONTARIO, M2N 6P4 CANADA
                     (Address of Principal Executive Office)



 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F [X]        Form 40-F [ ]

        Indicate by check mark whether the registrant, by furnishing the information contained in this form, is also thereby furnishing the information to the Commission, pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.


                      Yes [ ]              No [X]







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         On December 3, 2001, Commercial Consolidators Corp. (the "Company")
issued a press release announcing that the American Stock Exchange ("AMEX"), pursuant to an exception granted by the Committee on Securities, approved the listing of the Company's common shares for trading on AMEX. See the Company's press release attached hereto as Exhibit 99.1.




                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMMERCIAL CONSOLIDATORS CORP.



                                           By: /s/  Guy Jarvis
                                               ---------------------------------
                                               Name:  Guy Jarvis
                                               Title: Chief Executive Officer


Date:  December 3, 2001






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                                  Exhibit Index


The following is a list of Exhibits included as part of this Report on Form 6-K:


Exhibit No.   Description of Exhibit
-----------   ----------------------

99.1 Press Release, dated December 3, 2001 announcing that the American Stock Exchange, pursuant to an exception granted by the Committee on Securities, approved the listing of the Company's common shares.




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